UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Joe’s Jeans Inc.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

47777N101

(CUSIP Number)

Peter Kim

c/o Hudson Clothing, LLC

1231 S. Gerhart Avenue

Commerce, CA 90022

323-890-1800

With a copy to:

Patrick S. Brown

Sullivan & Cromwell LLP

1888 Century Park East, Suite 2100

Los Angeles, CA 90067

310-712-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 47777N101	Page 2 of 8 Pages

1.	Names of Reporting Persons. Peter Kim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 8,321,585[1]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 8,321,585[1]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,321,585[1]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.6%[2]
14.	Type of Reporting Person (See Instructions) IN

1	Consists of 8,321,585 shares of Common Stock (as defined below) issuable upon conversion of the Subordinated Convertible Note (as defined below), which will become convertible as of September 30, 2015.
2	Based on the sum of (i) 70,075,429 shares outstanding as of August 8, 2015, according to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 9, 2015, plus (ii) 8,321,585 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

13D

CUSIP No. 47777N101	Page 3 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed to update the initial statement on Schedule 13D filed with the Securities and Exchange Commission on August 12, 2015 (the “Original 13D”), and is being filed on behalf of Mr. Kim with respect to the common stock, $0.10 par value (the “Common Stock”), of Joe’s Jeans Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 2340 South Eastern Avenue, Commerce, California 90040.

Except as otherwise described herein, the information contained in the Original 13D remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Original 13D.

Item 2.	Identity and Background

No change.

Item 3.	Source and Amount of Funds or Other Consideration

No change.

Item 4.	Purpose of Transaction

Item 4 of the Original 13D is hereby amended and restated in its entirety as follow:

Mr. Kim founded Hudson Clothing, a subsidiary of the Issuer, in 2002 and serves as Hudson Clothing’s chief executive officer. As noted above, Mr. Kim acquired the Subordinated Convertible Note in September 2013 for investment purposes pursuant to the Stock Purchase Agreement pursuant to which he, together with the other holders of equity interests in Hudson Clothing, sold their interests in Hudson Holdings to the Issuer. The Subordinated Convertible Note becomes convertible beginning September 30, 2015 and ending March 31, 2019 into shares of Common Stock, cash, or a combination of cash and Common Stock, at the Issuer’s election. In light of certain defaults under its senior credit agreements discussed below, the Issuer would not currently be able to elect a conversion settlement other than in shares of Common Stock.

In November 2014 and subsequently, the Issuer announced that it had received notices of default under its senior credit agreements. In February 2015, Mr. Kim retained, and publicly announced that he had retained, B. Riley & Co., LLC as financial advisor (in which engagement Fireman subsequently joined) and Sullivan & Cromwell LLP as legal advisor to assist Mr. Kim in an analysis of his alternatives. At the same time, Mr. Kim announced his resignation from the board of directors of the Issuer.

In February 2015, the Issuer publicly disclosed that it had engaged Carl Marks Advisory Group to assist the Issuer’s board of directors in its exploration of strategic and financing alternatives to resolve the Issuer’s outstanding events of default with its lenders under its senior credit agreements.

Merger Agreement and Rollover Agreement

On September 8, 2015, among certain other definitive transaction agreements, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with RG Parent, LLC, a Delaware limited liability company (“RG”), and JJ Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer (“Merger Sub”), pursuant to which, at the effective time of the Merger (defined below) (the “Effective Time”), Merger Sub will merge with and into RG (the “Merger”), with RG continuing as the surviving limited liability company.

Concurrently with the execution of the Merger Agreement, the Issuer entered into a rollover agreement (the “Rollover Agreement”) with the holders of the Issuer’s convertible notes (together with the Subordinated Convertible Note held by Mr. Kim, the “Convertible Notes”), pursuant to which the holders of the Convertible Notes, agreed to contribute to the Issuer the Convertible Notes in exchange for the following:

13D

CUSIP No. 47777N101	Page 4 of 8 Pages

•	issuance of a number of shares of Common Stock with a value per share of $11.10 equal to the sum of (i) a specified percentage of the principal amount of Convertible Notes as of the Rollover Time (defined below) held by such noteholder (25%, in the case of Mr. Kim), which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK Interest payable in accordance with the terms of the Convertible Notes until the time that is immediately prior to the Effective Time (the “Rollover Time”), and (without duplication) and (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of such Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time;

•	a cash payment by the Issuer to each noteholder equal to twenty-five percent (25%) of the principal amount of Convertible Notes as of the Rollover Time held by each such holder of the Convertible Notes, which principal amount, as of July 1, 2015, is an aggregate of $33,990,538, which will be increased by any PIK Interest payable in accordance with the terms of the Convertible Notes until the Rollover Time; and

•	a modified convertible note (each, a “Modified Convertible Note” and collectively, the “Modified Convertible Notes”) with a principal amount equal to the sum of (i) a specified percentage of the principal amount of Convertible Notes as of the Rollover Time held by such noteholder (50%, in the case of Mr. Kim), which principal amount, as of July 1, 2015, is an aggregate of $33,990,538 and will be increased by any PIK Interest payable in accordance with the terms of the Convertible Notes until the Rollover Time, and (without duplication) and (ii) all accrued interest, including default interest as applicable, owing on 50% of the principal amount of the Convertible Notes in accordance with the terms of the Convertible Notes as of the Rollover Time, which amount, as of July 1, 2015, is an aggregate of $1,936,617 and which will continue to accrue interest in accordance with the terms of the Convertible Notes until the Rollover Time.

The consummation of the transactions contemplated by the Rollover Agreement are conditioned upon the consummation of the Merger and the satisfaction or waiver of other customary conditions. The Rollover Agreement will be automatically terminated upon termination of the Merger Agreement prior to the Rollover Time. The Rollover Agreement may also be terminated by the Issuer or by Mr. Kim and Fireman if the Rollover Time has not occurred prior to April 8, 2016.

Modified Convertible Notes

The Modified Convertible Notes are structurally and contractually subordinated to the Issuer’s senior debt and will mature five and a half years following the date of such notes. The Modified Convertible Notes accrue interest quarterly on the outstanding principal amount at a rate of 6.5% per annum (to be increased to 7% as of October 1, 2016 with respect to the Modified Convertible Notes issued to Fireman), which will be payable 50% in cash and 50% in PIK Interest; provided, however, that the Issuer may, in its sole discretion, elect to pay 100% of such interest in cash. Beginning upon the date of issuance, the Modified Convertible Notes will be convertible at any time by each of the holders into shares of Common Stock, cash, or a combination of cash and Common Stock, at the Issuer’s election.

If the Issuer elects to issue only shares of Common Stock upon conversion of the Modified Convertible Notes, each of the Modified Convertible Notes would be convertible, in whole but not in part, into a number of shares equal to the conversion amount divided by the market price. The conversion amount is (a) the product of (i) the market price, multiplied by (ii) the quotient of (A) the principal amount, divided by (B) the conversion price, minus (b) the aggregate Issuer optional prepayment amounts paid to the holder. The market price is the average of the closing prices for the Common Stock over the 20 trading day period immediately preceding the notice of conversion. If the Issuer elects to pay cash with respect to a conversion of the Modified Convertible Notes, the amount of cash to be paid per share will be equal to the conversion amount. The Issuer will have the right to prepay all or any portion of the then-outstanding principal amount of the Modified Convertible Notes at any time so long as it makes a pro rata prepayment on all of the Modified Convertible Notes.

Registration Rights Agreement

In addition, it is anticipated that upon the Effective Time, Mr. Kim, together with other holders of Convertible Notes and TCP Denim, LLC, an affiliate of Tengram Capital Partners, L.P., who is purchasing $50 million of a new series of the Issuer’s Series

13D

CUSIP No. 47777N101	Page 5 of 8 Pages

A Preferred Stock in a private placement, will enter into a Registration Rights Agreement with the Issuer, providing Mr. Kim, together with other holders of Convertible Notes and TCP Denim, LLC, the right to require the Issuer to prepare and file a registration statement under the Securities Act of 1933, as amended, in order to register the shares issued or issuable pursuant to the relevant convertible notes. Pursuant to the Registration Rights Agreement, the Issuer will provide certain demand registration rights to register the shares of Common Stock issued in connection with the Rollover Agreement, and issuable upon conversion of the Modified Convertible Notes and Series A Preferred Stock of the Issuer, on registration statements on Form S-1 or Form S-3, subject to certain limitations as described therein, and will also provide certain piggy back registration rights.

Employment Agreement

On September 8, 2015, the Issuer, Hudson Holdings and HC Acquisition Holdings, Inc., entered into a new three-year Employment Agreement with Mr. Kim (the “Employment Agreement”), to serve as the Chief Executive Officer of Hudson Clothing, that will replace Mr. Kim’s previous employment agreement as of the Effective Time. Mr. Kim’s annual base salary will initially be $600,000 and Mr. Kim will also be eligible to receive an annual discretionary bonus targeted at 50% of his base salary, based on the satisfaction of criteria and performance standards as established in advance by the Issuer’s Compensation and Stock Option Committee. The Employment Agreement also provides Mr. Kim with certain other benefits and the reimbursement of certain expenses, which are discussed in detail in the Employment Agreement. At the Effective Time (after giving effect to the one for 30 reverse stock split of the Issuer), the Issuer has agreed to grant Mr. Kim (i) restricted stock units in respect of 166,667 shares of Common Stock (the “Restricted Stock Award”) that will vest and become transferable in three equal, annual installments beginning on the first anniversary of the Effective Time, subject to Mr. Kim’s continuous employment and (ii) performance share units in respect of 166,667 shares of the Issuer’s Common Stock (the “Performance Shares”) that will be earned over a three-year performance period. One-third of the Performance Shares will be entitled to vest each year based on annual performance metrics established by the Compensation and Stock Option Committee of the Board of Directors of the Issuer at the beginning of the applicable year. The Restricted Stock Award and Performance Shares will be settled in cash, unless the Issuer is able to attain stockholder approval of a new equity incentive plan covering such awards. Mr. Kim will also be entitled to participate in all regular long-term incentive programs maintained by the Issuer or Hudson Clothing on the same basis as similarly-situated employees of the Issuer and/or Hudson.

Non-Competition Agreement

Mr. Kim has also entered into a non-competition agreement with the Issuer and Hudson Holdings (the “Non-Competition Agreement”), which also will become effective as of the Effective Time, pursuant to which Mr. Kim has agreed not to engage in, compete with or permit his name to be used by or in connection with any premium denim apparel business outside his role with Hudson, that is competitive to the Issuer, Hudson Holdings or their respective subsidiaries for a period of up to three years from the Effective Time.

No assurances can be given that the Merger will be consummated on the anticipated timeline or at all. If the Merger Agreement is terminated prior to the Effective Time, the substantive provisions of the Rollover Agreement, the Employment Agreement and the Non-Competition Agreement will immediately terminate. Upon such termination, Mr. Kim will continue to review his interest in the Issuer, including the Subordinated Convertible Note. The factors that Mr. Kim may consider in evaluating his interest in the Issuer include the following: (i) the Issuer’s businesses and prospects, including but not limited to the Issuer’s defaults under its senior credit agreements and its ability to reach a resolution of such matters with the senior lenders if not resolved at such time; (ii) the interest of other parties in the Issuer; (iii) the contractual provisions, limitations and other terms of the Subordinated Convertible Note; (iv) general economic conditions and stock market conditions; (v) other business, employment and other opportunities available to Mr. Kim; and (vi) other plans and requirements of Mr. Kim. Depending on his evaluation of these factors, Mr. Kim may from time to time seek to increase or decrease his investment in the Issuer; engage in discussions with third parties regarding the Issuer and its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization and their interests therein and any plans and proposals they may have with respect thereto; engage in discussions with management of the Issuer concerning its businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization; and either individually or together with others make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

13D

CUSIP No. 47777N101	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original 13D is hereby amended and restated in its entirety as follow:

(a, b) Mr. Kim beneficially owns 8,321,585 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note as described above. This amount of 8,321,585 shares of Common Stock represents 10.6% of the total outstanding Common Stock, which is calculated based on the sum of (i) 70,075,429 shares outstanding as of August 8, 2015, according to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the SEC on August 9, 2015, plus (ii) 8,321,585 shares of Common Stock issuable upon conversion of the Subordinated Convertible Note, deemed to be outstanding pursuant to Rule 13d-3(d)(1)(i) of the Securities and Exchange Act of 1934.

(c) Except as described in Item 4 and Item 6 below, Mr. Kim did not effect any transaction in shares of the Common Stock from July 12, 2015 (the date 60 days prior to the filing of this Schedule 13D) to September 10, 2015.

(d) No person other than Mr. Kim is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of any shares of Common Stock that may be issued upon conversion of the Subordinated Convertible Note.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original 13D is hereby amended and supplement by adding the following immediately prior to the last paragraph thereof:

As described in Item 4 hereof, on September 8, Mr. Kim entered into the Rollover Agreement, the Employment Agreement and the Non-Competition Agreement. The summaries of the Rollover Agreement, the Employment Agreement, the Non-Competition Agreement, the form of Modified Convertible Note and the form of Registration Rights Agreement set forth in Item 4 are incorporated here by reference. The descriptions herein of the Rollover Agreement, the Employment Agreement, the Non-Competition Agreement, the form of Modified Convertible Note and the form of Registration Rights Agreement are generalized, do not purport to be complete and, as such, are qualified in their entirety by the Rollover Agreement, which is set forth in Exhibit 6, and incorporated into this Item 6 by reference, and by the Employment Agreement, which is set forth in Exhibit 7, and incorporated into this Item 6 by reference, the Non-Competition Agreement, which is set forth in Exhibit 8, and incorporated into this Item 6 by reference, the form of Modified Convertible Note, which is set forth in Exhibit 9, and incorporated into this Item 6 by reference, and the form of Registration Rights Agreement, which is set forth in Exhibit 10, and incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Original 13D is hereby amended and restated in its entirety as follows:

Exhibit 1	Stock Purchase Agreement, dated as of July 15, 2013, by and among Joe’s Jeans Inc., Hudson Clothing Holdings, Inc., Fireman Capital CPF Hudson Co-Invest LP, Peter Kim, Paul Cardenas, Tony Chu, and certain optionholders of Hudson Clothing Holdings, Inc. named therein (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 19, 2013, File No. 000-18926).

Exhibit 2	Amendment No. 1 to Stock Purchase Agreement, dated as of September 30, 2013, by and among Joe’s Jeans Inc., Fireman Capital CPF Hudson Co-Invest LP and Peter Kim (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

Exhibit 3	Subordinated Convertible Note, dated as of September 30, 2013 (incorporated by reference to Exhibit 3 to the report on Schedule 13D filed with the SEC on August 12, 2015).

Exhibit 4	Registration Rights Agreement, dated as of September 30, 2013, by and among Joe’s Jeans and the investors named therein (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on October 4, 2013, File No. 000-18926).

13D

CUSIP No. 47777N101	Page 7 of 8 Pages

Exhibit 5	Confidentiality and Nondisclosure Agreement, dated as of July 15, 2015 (incorporated by reference to Exhibit 3 to the report on Schedule 13D filed with the SEC on August 12, 2015).

Exhibit 6	Rollover Agreement, dated as of September 8, 2015 (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

Exhibit 7	Employment Agreement, dated as of September 8. 2015 (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

Exhibit 8	Non-Competition Agreement, dated as of September 8, 2015 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

Exhibit 9	Form of Subordinated Convertible Note (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

Exhibit 10	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed on September 9, 2015, File No. 000-18926).

[signature pages follow]

13D

CUSIP No. 47777N101	Page 8 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	September 10, 2015

PETER KIM

/s/ Peter Kim
Peter Kim